SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Charles River Laboratories International, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

159864107
(CUSIP Number)

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159864107	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,780,695
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,780,695
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,780,695
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.2%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 159864107	SCHEDULE 13D	Page 3 of 4 Pages

The Schedule 13D filed on June 7, 2010 (the "Schedule 13D"), as amended by Amendment No. 1 filed on June 16, 2010, by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, $0.01 par value per share, of Charles River Laboratories International, Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 2 to the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND.

Paragraph (a) of Item 3 of the Schedule 13D is being amended and restated as follows:

(a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds the Shares of the Issuer in various accounts under its management and control, including but not limited to, 286,482 Shares (the "SP13 Shares") held in Segregated Portfolio 13 ("SP13"), a managed account for which the Reporting Person serves as investment manager. The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is being amended and restated as follows:

The 4,780,695 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $152.8 million.  The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is being amended and supplemented by the addition of the following:

On July 8, 2010, the Reporting Person sent a demand under Delaware law to the Issuer for the Issuer's shareholder list as of the record date and related books and records of the Issuer and may engage in discussions with such shareholders including with the assistance of a proxy advisory firm.

Item 5.	PURPOSE OF TRANSACTION.

Paragraphs (a), (b) and (c) of Item C of the Schedule 13D is being amended and restated as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 66,259,323 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2010 as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed on July 1, 2010.

As of the close of business on July 6, 2010, the Reporting Person may be deemed to beneficially own 4,780,695 Shares constituting approximately 7.2% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers over the 4,780,695 Shares, which powers are exercised by the Principals. Notwithstanding the foregoing, pursuant to a Subadvisory Agreement with SP13, in certain circumstances SP13 has the right to override the voting decisions made by the Reporting Person with respect to securities held in SP13, including the SP13 Shares, and has the right to terminate its Subadvisory Agreement with the Reporting Person.

(c) The following transactions in the Shares were effected by the Reporting Person since the most recent filing of Schedule 13D. All of the transactions in Shares listed hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

Date of Transaction	Shares Purchased (Sold)	Price Per Share ($)
7/1/2010	52,400	$33.06
7/1/2010	70,600	$33.42

CUSIP No. 159864107	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 2010

JANA PARTNERS LLC
By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Deputy General Counsel